April 11, 2025

Mr. Alberto Zapata

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:  Touchstone Strategic Trust (the “Trust”) PEA No. 240 to Registration Statement on Form N-1A (SEC File Nos. 002-80859 & 811-033651)

Dear Mr. Zapata:

On behalf of the Trust, below are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on April 3, 2025, regarding Post-Effective Amendment No. 240 to its registration statement under the Securities Act of 1933 and the Investment Company Act of 1940 on Form N-1A, as filed on February 24, 2025, Accession No. 0001193125-25-033476 (the “Amendment”). The Amendment was filed in connection with the repurposing of Touchstone Growth Opportunities Fund, an existing series of the Trust, into Touchstone Dynamic Large Cap Growth Fund, a new series of the Trust (the “Fund”)

For your convenience, Staff comments are set out below in italicized text and each comment is followed by Touchstone’s response.

Prospectus

The Fund’s Fees and Expenses

1.	If accurate, please update the Total Other Expenses for the Class R6 shares to 0.33% in the fee table.

Response: The requested change has been made.

The Fund’s Principal Investment Strategies

2.

The last sentence of the second paragraph uses the term “risk-controlled” which can be misleading. Please revise the last sentence so it is clear that the Fund’s investment strategies include a risk management component designed to mitigate risk.

Response: The sentence has been revised to: Utilizing these characteristics, Los Angeles Capital seeks to construct a forward-looking portfolio designed to manage risk and adapt to changing market conditions.

3.

The first sentence of the third paragraph uses the phrase “fundamental data inputs.” Please revise this phrase so that it satisfies plain English requirements of rule 421 of the Securities Act of 1933.

Response: The sentence has been revised to: By including fundamental data inputs measuring a company’s valuation, earnings, financial, market, and management characteristics for a universe of U.S. equity securities and, through the use of statistical tools, the Model estimates expected returns based on each security’s risk characteristics and the expected return to each characteristic in the current market environment.

The Fund’s Principal Risks

4.	Please confirm that Mid-Cap Risk will remain a principal risk of the Fund.

Response: Mid-Cap Risk will remain a principal risk of the Fund.

How Does the Fund Implement Its Investment Goal?

5.	Please add the last two paragraphs to the summary section of the prospectus.

Response: The requested change has been made.

Statement of Additional Information

Non-fundamental investment limitations

6.	Please add the Fund’s 80% investment policy.

Response: The requested change has been made.

* * *

If you have any further questions or comments, please contact me at (513) 357-4076.

Sincerely,

/s/ Simon Berry
Simon Berry
Senior Counsel